1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2024
(Commission File Number: 001-14700)
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Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
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No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: June 5, 2024	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC Board of Directors Meeting Resolution

HSINCHU, Taiwan, R.O.C., June 5, 2024 – The TSMC (TWSE: 2330, NYSE: TSM) Board of Directors today held a meeting, which passed the following resolutions:

1.To meet long-term capacity plans based on market demand forecasts and technology development roadmap, the Board approved capital appropriations of approximately US$17,356.20 million for purposes including: 1) Installation and upgrade of advanced technology capacity; 2) Installation and upgrade of advanced packaging, mature and/or specialty technology capacity; 3) Fab construction, and installation of fab facility systems.

2.Approved the capital injection of not more than US$5 billion to TSMC Global Ltd., a wholly-owned subsidiary of TSMC, for the purpose of reducing foreign exchange hedging costs.

3.Approved a total donation of not more than NT$4 billion to National Taiwan University (NTU), National Yang Ming Chiao Tung University (NYCU), National Tsing Hua University (NTHU), National Cheng Kung University (NCKU) and selected senior high schools and girls’ senior high schools in Taiwan to enhance long-term semiconductor research, education and talent cultivation.

4.In order to offset the dilution from the increase of outstanding shares due to Employee Restricted Stock Awards (RSAs) issuance, the Board approved a share buyback program for TSMC to buy back 3,249,000 common shares on Taiwan Stock Exchange.

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 288 distinct process technologies, and manufactured 11,895 products for 528 customers in 2023 by providing broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson:	Media Contacts:
Wendell Huang Senior Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Baker Li Public Relations Tel: 886-3-5636688 ext.7125037 Mobile: 886-988-932-757 E-Mail: baker_li@tsmc.com